Filed by Equitrans Midstream Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Equitrans Midstream Corporation
Commission File No. 001-38629
Date: April 16, 2024

Equitrans Midstream Schedules First Quarter 2024 Earnings Release Date

Suspends Earnings Release Conference Calls

CANONSBURG, PA – (April 16, 2024) -- Equitrans Midstream Corporation (NYSE: ETRN) will release its first quarter 2024 earnings information on April 30, 2024. On March 11, 2024, ETRN announced that it has entered into a definitive agreement to be acquired by EQT Corporation (NYSE: EQT), subject to required regulatory approvals and clearances, approval of shareholders of each of EQT and ETRN, and other closing conditions; therefore, ETRN will no longer host its quarterly results conference calls with analysts and investors.

About Equitrans Midstream Corporation

Equitrans Midstream Corporation has a premier asset footprint in the Appalachian Basin and, as the parent company of EQM Midstream Partners, is one of the largest natural gas gatherers in the United States. Through its strategically located infrastructure assets in the Marcellus and Utica regions, Equitrans has an operational focus on gas transmission and storage systems, gas gathering systems, and water services that support natural gas development and production across the Basin. With a rich 140-year history in the energy industry, Equitrans was launched as a standalone company in 2018 with a vision to be the premier midstream services provider in North America. While working to meet America's growing need for clean-burning energy, Equitrans is proud of its environmental, social, and governance (ESG) practices, striving every day to preserve and protect the environment, provide an engaging workplace for its employees, support and enrich its local communities, and to deliver sustained value for customers and shareholders.

Visit www.equitransmidstream.com; and to learn more about our ESG practices visit www.csr.equitransmidstream.com

Cautionary Statements Regarding Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect EQT Corporation’s (“EQT”) and Equitrans Midstream Corporation’s (“Equitrans”) current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between EQT and Equitrans, the expected closing of the proposed transaction and the timing thereof. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although Equitrans believes Equitrans’ forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this press release.

Actual outcomes and results may differ materially from those included in the forward-looking statements in this press release due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that shareholders of EQT may not approve the issuance of EQT common stock in connection with the proposed transaction; the possibility that the shareholders of Equitrans may not adopt the merger agreement; the risk that EQT or Equitrans may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s common stock or Equitrans’ common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Equitrans to retain and hire key personnel, on the ability of EQT or Equitrans to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Equitrans’ operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Equitrans, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; Equitrans’ ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on EQT and Equitrans or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Equitrans expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Equitrans’ businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of EQT’s or Equitrans’ operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Equitrans’ control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in EQT’s and Equitrans’ Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond EQT’s and Equitrans’ control. Additional risks or uncertainties that are not currently known to EQT or Equitrans, that EQT or Equitrans currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this press release. EQT and Equitrans undertake no obligation to publicly correct or update the forward-looking statements in this press release, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Shareholders; Additional Information And Where To Find It

In connection with the proposed transaction between EQT and Equitrans, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Equitrans and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). EQT and Equitrans also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that EQT or Equitrans may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, EQUITRANS, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Equitrans. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Equitrans through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at www.ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by Equitrans may be obtained free of charge on Equitrans’ website at www.ir.equitransmidstream.com.

Participants In Solicitation

EQT and Equitrans and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Equitrans’ directors and executive officers and their ownership of Equitrans’ securities is set forth in Equitrans’ filings with the SEC, including Equitrans’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of Equitrans’ securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer Or Solicitation

This press release relates to the proposed transaction between EQT and Equitrans. This press release is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Analyst/Investor inquiries:

Anthony DeFabio – Treasurer and Director, Investor Relations

412.518.7193

adefabio@equitransmidstream.com

Media inquiries:

Natalie A. Cox – Vice President, Communications and Corporate Affairs

ncox@equitransmidstream.com

Source: Equitrans Midstream Corporation

3